WOODSIDE
AUSTRALIAN ENERGY

19 December 2002

03003077

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SEC MAIL PROCESSING
RECEIVED
JAN 09 2003
WASH. D.C. 165 SECTION

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- Appendix 3Y Change of Director's Interest Notice in relation Jillian Rosemary Broadbent, lodged with the Australian Stock Exchange on 19 December 2002;
- Appendix 3Y Change of Director's Interest Notice in relation Charles Barrington Goode, lodged with the Australian Stock Exchange on 19 December 2002.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

Rebecca Sims
Administration Officer

dlw 1/14

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Woodside Petroleum Limited**
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	**Jillian Rosemary Broadbent**
Date of last notice	**3 January 2002**

Part 1 - Change of Director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Varisel Pty Ltd - associate interest (10,000)
Date of change	18 December 2002
No. of securities held prior to change Note: This number should equal the number in the "No. of securities held after change" box in your last Appendix 3Y notice.	Direct - 20,000 Indirect - 10,000
Class	Ordinary
Number acquired	2,536
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$30,296.07
No. of securities held after change	Direct - 22,536 Indirect - 10,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market via Non Executive Directors' Share Plan

Part 2 – Change of Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Woodside Petroleum Limited**
ABN	**55 004 898 962**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	**Charles Barrington Goode**
Date of last notice	**3 January 2002**

Part 1 - Change of Director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Chabar Pty Ltd - beneficial interest (78,000) Beta Gamma Pty Ltd as trustee for the Walsh Street Superannuation Fund - beneficial interest (20,000)
Date of change	18 December 2002
No. of securities held prior to change Note: This number should equal the number contained in the "No. of securities held after change" box in your last Appendix 3Y notice.	Direct - 2,000 Indirect - 98,000
Class	Ordinary
Number acquired	7,251
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$86,623.35
No. of securities held after change	Direct - 9,251 Indirect - 98,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market via Non Executive Directors' Share Plan

Part 2 – Change of Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A